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                             December 15, 2020

       Randall Boe
       Chief Executive Officer
       Barrier Homes Inc
       802 22nd Ave S.
       Moorhead, MN 56560

                                                        Re: Barrier Homes Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed December 4,
2020
                                                            File No. 024-11379

       Dear Mr. Boe:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed December 4, 2020

       General

   1. We note that you intend to use Portal Exchange to conduct your offering. Please revise your disclosure to
clearly discuss Portal Exchange's role in the offering. For example, if Portal Exchange is
acting as an underwriter or placement agent, please identify them as such. In this regard,
please file your agreement with Portal Exchange as an exhibit.
   2. We note that you checked the box in Item 3 of Part I of Form 1-A indicating that bad actor disclosure is provided
in Part II. We cannot locate the bad actor disclosure in Part II.
                                                        Please revise or
advise.
   3.                                                   Please revise your
cover page to include the legend required by Rule 254(a).
 Randall Boe
FirstName LastNameRandall Boe
Barrier Homes  Inc
Comapany15,
December  NameBarrier
              2020     Homes Inc
December
Page 2    15, 2020 Page 2
FirstName LastName

Item 6. Use of Proceeds to Issuer, page 21

4. Please discuss your plans if substantially less than the maximum proceeds are obtained.
         In this regard, please include a table illustrating your planned use of proceeds if 25%,
         50%, 75% and 100% of the offering is sold. Refer to Item 6 of Part II of Form 1-A and
         Instruction 3.
Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 30

5. We note that you discuss operating results for the interim period ending September 30,
         2020. Please revise your disclosure to discuss operating results for the periods consistent with your statements of operations provided, including the corresponding interim period of the preceding fiscal year. Refer to Instruction to Item 9(a) of Form 1-A.
Item 15. Financial Statements, page 39

6. Please revise your financial statements in your next amendment to address the following:
             Revise your balance sheets to further break out any material components of your total assets and liabilities;
             Revise your statements of cash flows to report all cash effects during the respective periods resulting from your operating, investing and financing activities pursuant to the FASB Accounting Standards Codification 230-10-45; and
             Provide statements of operations, cash flows and stockholder   s
equity for the
             corresponding interim period of the preceding fiscal year pursuant to paragraph
             (b)(5)(i) of Part F/S of Form 1-A.
Exhibits

7.       Please file as an exhibit a form of your bonds being offered. Refer to
Item 17.3 of Part II
         of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Randall Boe
Barrier Homes Inc
December 15, 2020
Page 3

       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameRandall Boe                           Sincerely,
Comapany NameBarrier Homes Inc
                                                        Division of Corporation
Finance
December 15, 2020 Page 3                                Office of Real Estate &
Construction
FirstName LastName